NOK 750,000,000	FILED PURSUANT TO RULE 433
3.000% SENIOR NOTES DUE 2018	FILE NO. 333-172562

Terms and Conditions:

Issuer:	Citigroup Inc.
Ratings*:	Baa2 (negative outlook)/A- (negative outlook)/A (stable outlook) (Moody’s / S&P / Fitch)
Ranking:	Senior
Trade Date:	June 17, 2013
Settlement Date:	June 25, 2013 (T+6 days)
Maturity:	June 25, 2018
Par Amount:	NOK 750,000,000
Annual Coupon:	3.000% per annum
Benchmark:	Interpolated NOK Mid Swaps
Re-offer Spread to Benchmark:	+ 60 basis points
Re-offer Yield:	3.105% per annum
Public Offering Price:	99.521%
Net Proceeds to Citigroup:	NOK 743,970,000 (before expenses).
Interest Payment Dates:	Each June 25, commencing June 25, 2014. Following business day convention.
Business Days:	New York, London and Oslo
Day Count:	Actual/Actual (ICMA).
Defeasance:	Applicable. Provisions of Sections 11.03 and 11.04 of the Indenture apply.
Redemption at Issuer Option:	Only for tax purposes.
Redemption for Tax Purposes:	Applicable at issuer option if, as a result of changes in U.S. tax law, withholding tax or information reporting requirements are imposed on payments on the notes to non-United States persons. Redemption as a whole, not in part.
Sinking Fund:	Not applicable.
Listing:	Application will be made to list the notes on the regulated market of the Luxembourg Stock Exchange.
Minimum Denomination / Multiples:	NOK 10,000/ multiples of NOK 10,000 in excess thereof
Settlement:	Euroclear/Clearstream
Governing Law:	New York
Book Managers:	Citigroup Global Markets Inc. Australia and New Zealand Banking Group Limited**
Co-Managers:	Deutsche Bank Securities Inc. HSBC Securities (USA) Inc. Nordea Bank Danmark A/S*** Swedbank AB (publ)*** Zuercher Kantonalbank***
CUSIP:	172967 GU 9

ISIN:	XS0945403649

*A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

**Australia and New Zealand Banking Group Limited is not a U.S. registered broker-dealer, and therefore, to

NOK 750,000,000	FILED PURSUANT TO RULE 433
3.000% SENIOR NOTES DUE 2018	FILE NO. 333-172562

the extent it intends to effect any sales of the notes in the United States, it will do so through ANZ Securities, Inc. or another U.S. registered broker-dealer in accordance with the applicable U.S. securities laws and regulations, and as permitted by the regulations of the Financial Industry Regulatory Authority, Inc. (“FINRA”).

***Each of Nordea Bank Danmark A/S, Swedbank AB (publ) and Zuercher Kantonalbank is not a U.S. registered broker-dealer, and therefore, to the extent any of them intends to effect any sales of the notes in the United States, it will do so through a U.S. registered broker-dealer in accordance with the applicable U.S. securities laws and regulations, and as permitted by the regulations of FINRA.

Citigroup Inc. has filed a registration statement (including a prospectus) with the Securities and Exchange Commission for the offering to which this communication relates. Before you invest, you should read the prospectus in the registration statement and the other documents Citigroup has filed with the SEC for more complete information about Citigroup and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. The file number for Citigroup’s registration statement is No. 333-172562. Alternatively, you can request the prospectus by calling toll-free in the United States 1-877-831-9146.